UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Initial Amendment No. ___)*

Briazz, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

10782M104

(CUSIP Number)

NOT APPLICABLE

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10782M104

1.

NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Whitney Equity Partners, L.P., a Delaware limited partnership  (IRS Identification No. 06-1445444), the sole general partner of which is J.H. Whitney Equity Partners, L.L.C., a Delaware limited liability company.  The members of J. H. Whitney Equity Partners, L.L.C. are Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER 814,329 shares of Common Stock

	6.	SHARED VOTING POWER —0—

	7.	SOLE DISPOSITIVE POWER 814,329 shares of Common Stock

	8.	SHARED DISPOSITIVE POWER —0—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,329 shares

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 10782M104

Item 1.
(a)	Name of Issuer: Briazz, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 3901 Seventh Avenue, Suite 200 Seattle, Washington 98108-5206

Item 2.
(a)

Name of Person Filing:

Whitney Equity Partners, L.P. is a Delaware limited partnership.  The name of the general partner of Whitney Equity Partners, L.P. is  J. H. Whitney Equity Partners, L.L.C., a  Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the members of J. H. Whitney Equity Partners, L.L.C. are as follows: Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O’Brien and Michael R Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(b)	Address of Principal Business Office or, if none, Residence: Whitney Equity Partners, L.P. 177 Broad Street Stamford, CT 06901
(c)

Citizenship:

Whitney Equity Partners, L.P. is a Delaware limited partnership.  Its general partner is a Delaware limited liability company.  All of the individual members of the general partner are citizens of the United States.

(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 10782M104

CUSIP No. 10782M104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)     ☐       Broker or dealer registered under section 15 of the Act (15 U.S.C.78o)

(b)    ☐       Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)     ☐       Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)    ☐       Investment company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(e)     ☐       An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)     ☐       An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)    ☐       A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)    ☐       A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(12 U.S.C. 1813);

(i)      ☐       A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)      ☐       Group, in accordance with §240.13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership.
The following information is provided as of December 31, 2001:

(a) Amount beneficially owned: Whitney Equity Partners, L.P. is the beneficial owner of 814,329 Shares(1).

 (1)  The figure for the amount beneficially owned by Whitney Equity Partners, L.P. represents 617,358 shares of Class A common stock currently owned and 196,971 shares of Class A common stock issuable upon the exercise of warrants held by such partnership.  The figure for the amount beneficially owned by Whitney Equity Partners, L.P. does not include

CUSIP No. 10782M104

	(b)	Percent of class:
10.6%

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 814,329 shares
		(ii)	Shared power to vote or to direct the vote: 0 shares
		(iii)	Sole power to dispose or to direct the disposition of: 814,329 shares
		(iv)	Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by Whitney Equity Partners, L.P.

21,692 shares of common stock issuable upon the exercise of options held by Peter M. Castleman, a member of J.H. Whitney Equity Partners L.L.C., the general partner of Whitney Equity Partners, L.P. as to which Whitney Equity Partners, L.P. disclaims beneficial ownership.

CUSIP No. 10782M104

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.
Not applicable

CUSIP No. 10782M104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February , 2002
Date

WHITNEY EQUITY PARTNERS, L.P.

By: J.H. Whitney Equity Partners, L.L.C.

By:.
Daniel J. O'Brien
Managing Member